

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2011

Via Facsimile
Barney A. Richmond
Chief Executive Officer
Diamond Energy Partners, L.P.
1150 S US Highway 1, Suite 302
Jupiter, FL 33477-7236

      Re: Diamond Energy Partners, L.P.
              Item 4.01 Form 8-K
              Filed November 14, 2011
              File No. 0-51419

Dear Mr. Richmond:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ William H. Thompson

              William H. Thompson
              Accounting Branch Chief